

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Via E-mail
Rick Mooers
Chairman
xG Technology, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, FL 34236

> **Re: xG Technology, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 26, 2012**
> **CIK No. 0001565228**

Dear Mr. Mooers:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your website, www.xgtechnology.com, currently has a press release dated December 27, 2012, announcing that your board is considering a US listing. The press release can be located at: http://www.xgtechnology.com/2012-Press-Releases/board-considering-us-listing.html. Within the press release we note information was provided related to the status of your draft registration statement submission with the SEC and the desired listing of your common shares on NASDAQ. Further, within the December 27, 2012 press release, we note certain comments made by your CEO, Rick Mooers, related to your xMax cognitive radio system product and your "strong and growing intellectual property portfolio," a growing number of orders that you have received and how it is an ideal time to seek a listing of your common shares on NASDAQ.

Please tell us how this press release, specifically the comments made within the press release by your CEO, are consistent with your obligations under the federal securities laws and rules relating to communications in connection with an offering of securities.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

    o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note that the Company listed its shares on the Alternative Investment Market (AIM) of the London Stock Exchange in 2006 and has since continued to trade on that market. Supplementally advise, with a view to disclosure, why you have not been required to register your shares under the Exchange Act.

5. We note numerous references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. We note, by way of example, the reference to a Cisco report on page 12 and references to several studies undertaken by the FCC beginning on page 48.

6. We note you reference the entities MBTH and MB Merchant Group throughout your prospectus. For example, we note disclosure in your MD&A and related party sections discussing numerous contractual agreements and arrangements entered into with MBTH. In addition, we note disclosure in footnote 2 to the beneficial ownership table that MB Merchant Group owns 74.46% of MBTH, which beneficially owns 55.02% of your common shares as of November 30, 2012. Please revise your disclosure in your summary, MD&A and business sections to discuss your relationship with these entities and the affiliated parties associated with MBTH and MB Merchant Group.

Prospectus Cover Page, page 3

7. Please identify your lead or managing underwriters in your next submission and provide a description of the underwriting arrangements. This includes discussion on the cover page related to the over-allotment option available to the underwriter to purchase additional shares in the offering. Refer to Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 10

Our Company, page 10

8. Please revise your disclosure throughout your summary, MD&A and business section to clearly discuss the current state of your operations. Your disclosure should explain that you are a developmental stage company that is currently still in the process of testing and evaluating your products. Discuss that you have generated minimal revenues since inception, including $0 for the nine months ended September 30, 2012. Further, discuss your history of net losses since inception and that you expect to continue to realize net losses for the immediate future due to your research and development costs and until you begin to commercialize your products and technology.

9. Provide the basis for your management's belief that xMax is the "world's first carrier-class cognitive radio network system."

10. Revise your disclosure throughout your prospectus to provide more information related to the "certain tests" of your system that you believe validate your technology. Please explain when these tests were conducted, the type of tests conducted and the basis for your belief that these tests validate your technology.

11. Revise your disclosure throughout your prospectus, including in your MD&A, to discuss the receipt of purchase orders for an estimated $7.4 million and also the signing of several MOUs for the supply of xMax equipment and services. Discuss the contracting parties and when you anticipate fulfilling these purchase orders. We note your disclosure in the notes to the financial statements on page F-18.

Industry Background, page 12

12. Please revise your disclosure in the last sentence of the fourth paragraph on page 12 to describe that it is your belief or assumption regarding the central point of the cited US President's Council of Advisors on Science and Technology ("PCAST") report.

The Offering, page 14

13. Revise your summary offering disclosure to include discussion of the number of common shares that will be issued in the underwriter's over-allotment option.

Risk Factors, page 18

Our failure to obtain and maintain required certifications…, page 22

14. Briefly describe the certifications you could be required to obtain in order to bid on defense contracts. Please explain whether you have had to apply for any certifications as of the date of this offering, and if so, discuss the status of those applications.

Changes in current laws or regulations…, page 24

15. It appears, given the current design of your products, if certain changes in current laws or regulations take place in the United States related to the unlicensed use of spectrum, that unless you redesign your products you may experience significant losses. Your disclosure should be clear regarding the risks of designing your products to be optimized for operation in an unlicensed spectrum in the United States. Please revise.

Compliance with environmental, import and export…, page 24

16. It appears this risk factor disclosure is incomplete. Please briefly describe the changes in environmental, import and export, and health and safety laws that you believe could reduce the net realizable value of your products.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

17. We refer to your disclosures indicating that the commercialization of your business has been validated by the receipt of purchase orders, for a total of an estimated $7.4 million

in xMax equipment, engineering services and other hardware. Revise to explain in more detail why you believe these purchase orders validate the "commercialization of your business; disclose the period over which you expect to recognize revenue from the contracts signed in 2012; and describe any related risks and uncertainties associated with these agreements.

Key Components of Our Results of Operations and Financial Condition, page 34

18. Clarify to whom you have historically sold all of your products, and why you are changing your method of distribution.

19. We note your disclosure throughout your MD&A regarding your business strategy and intentions "in the future." Revise your disclosure to provide more context surrounding this disclosure. For example, discuss when you believe your strategy for your technology to be embedded in a semiconductor chip that could be sold to third party manufacturers can be implemented. Also, discuss your belief as to when you plan on outsourcing your manufacturing and order fulfillment and utilizing contract manufacturers.

Business, page 47

Products, page 53

20. Provide the basis for your statement that your xMax product yields "outstanding" interference rejection. In addition, provide the basis for your statement that the "powerful" signal processing and frequency-agile hardware gives xMax "unmatched" capabilities to deliver a licensed spectrum experience using unlicensed spectrum. Explain whether there are any other companies that have products designed to use unlicensed spectrum.

Competition, page 56

21. Highlight why you believe Ubiquiti Networks and Cambium Networks are considered competitors.

Legal Proceedings, page 63

22. Revise your disclosure to provide an updated balance of the Spartan Mullen judgment that has yet to be paid. Discuss if/when you anticipate full payment of the judgment.

Management, page 64

23. Provide for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the

disclosure is made, in light of your business and nature. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 71

24. Revise your disclosure to update your executive compensation information for the recent year ended December 31, 2012.

25. Provide narrative discussing the performance measures used to determine the cash and stock bonuses paid to your named executive officers.

Related Party Transactions, page 83

26. Please update the information related to your related party transactions to a more recent practicable date. We note most of the information provided is as of December 31, 2011.

Financial Statements

General

27. It appears that you may qualify as a development stage company, as defined by ASC 915. Please revise your financial statements to comply with ASC 915-205-45-2 through 45-4 and related subtopics, or tell us why you do not believe you are required to do so.

28. Revise the face of your balance sheets, income statements, and statements of cash flows to identify all related party transactions. This includes, but is not limited to your convertible notes outstanding with MBTH and Treco. Please refer to Rule 4-08(k) of Regulation S-X for further guidance

Balance Sheets, page F-2

29. We refer to your convertible notes payable with MBTH and related presentation as long-term liabilities. Based upon the descriptions of the notes found on pages F-11 and F-12, these convertible notes are due at maturity, or on demand. Please revise to classify all of your obligations that could be payable on demand as current liabilities per ASC 470-10-45-9 and 45-10.

Income Statement, page F-3

30. We note your presentation of cost of sales excludes depreciation and amortization. It appears that amortization expense is primarily attributed to your capital investments in software. If your cost of sales excludes depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to

present gross profit, since it results in a figure for income before depreciation, which is prohibited by SAB Topic 11:B. Please revise your presentation accordingly.

31. We note your presentation of amortization of capitalized software as an operating expense after the presentation of gross profit. Please refer to ASC 985-20-45-1 which states that amortization expense of capitalized software costs shall be charged to cost of sales or a similar expense category. Please revise your presentation accordingly.

Note 2. Summary of Significant Accounting Policies

Intangible Assets, page F-6

32. We note that you amortize capitalized software costs on a straight-line basis over five years. Please provide us with your basis for determining the economic useful life of capitalized software.

33. We note that you amortize the cost of patents and licenses on a straight-line basis over their useful lives which range between 18.5 and 20 years. Please provide us with your basis for determining the economic useful life of these intangible assets.

Stock Based Compensation, page F-7

34. We note your disclosure that "options awarded to purchase shares of common stock issued to non-employees in exchange for services are accounted for as variable awards." It is not clear if you have issued both options and warrants to non-employees or only warrants as disclosed in section (b) of Note 8. Please revise to clarify and provide all of the disclosures required by ASC 505-50-50-1 which refers the guidance in ASC 718-10-50-1 and 50-2, including but not limited to:

- the nature and terms of arrangements with non-employees that existed during the period and the potential effects of those arrangements on shareholders;
- the effect of compensation cost arising from share-based payment arrangements on the income statement;
- the method of estimating the fair value of the goods or services received, or the fair value of the equity instruments granted (or offered to grant), during the period; and
- the cash flow effects resulting from share-based payment arrangements.

Note 5. Intangible Assets, page F-10

35. We note that the balances of your capitalized software costs of $8.0 million and $11.7 million at December 31, 2011 and September 30, 2012, respectively are material to your balance sheet. In this regard, please expand your note disclosures to discuss the risks and uncertainties related to capitalized software costs and expand your note to describe the nature of the activity or products for which capitalization costs have been presented.

36. We note that you began amortizing capitalized software costs in fiscal 2011. Please tell us which products these expenses relate to and how you determined the appropriate point at which to begin amortization in accordance with ASC 985-20-35-1 through 35-3.

37. We note that during fiscal 2011 and during the nine month period ended September 30, 2012, you recognized revenue of $150,000 and $0, respectively. Please tell us how you evaluated the net realizable value of capitalized software costs as of December 31, 2011 and September 30, 2012 in accordance with ASC 985-20-35-4.

38. Please revise to disclose the estimated aggregate amortization expense for each of the five succeeding fiscal years per ASC 350-30-50-2.

Note 8. Equity, page F-14

Stock Options – Equity Incentive Plans

39. For each year for which an income statement is provided disclose the total intrinsic value of options exercised and the total fair value of shares vested during the year. Please see ASC 718-10-50-2(d).

40. Revise to disclose the amount of cash received from the exercise of stock options and similar instruments granted under share-based payment arrangements and the tax benefit realized from stock options exercised during the annual period. Please see ASC 718-10-50-2(j).

Note 11. Related Party Transactions, page F-18

MBTH

41. We refer to your agreement with MBTH whereby MBTH assumed certain of your liabilities totaling $3.0 million in exchange for 12 million new shares. We further note that as of December 31, 2011, you recorded $1.5 million of liabilities assumed and expenses paid by MBTH as a reduction in the $1.5 million note payable. It is not clear to us how this agreement with MBTH has been reflected in your financial statements. To help us better understand, please provide us with more detail about the agreement; an analysis of accounting entries by year, and the accounting literature you relied upon for your basis of accounting, if necessary for a complete understanding.

Treco International S.A.

42. We refer to both the original and settlement agreements entered into with Treco. You state that under the settlement agreement reached on April 5, 2011, all receivables amounting to $23.4 million were forgiven. Please tell us in more detail about the nature of the original agreement and how you accounted for it. Describe the series of events that

transpired subsequently, where the receivables were recorded in your balance sheet as of December 31, 2010 and how you accounted for the settlement agreement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Adams, Staff Accountant at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
       David Danovitch